CUSIP NO.:  686091 10 9       13G       Page 6 of 6 Pages
                        Amendment No. 2

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                      (Amendment No. 2)*


                   O'REILLY AUTOMOTIVE, INC.
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                          686091 10 9
                        (CUSIP Number)


                       December 31, 1999
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       Page 1 of 6 pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Northwestern Mutual Life Insurance Company
          39-0509570

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

     (a) / /
     (b) / /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF          5.   SOLE VOTING POWER
  SHARES
BENEFICIALLY                  1,015,600
  OWNED BY
   EACH             6.   SHARED VOTING POWER
 REPORTING
  PERSON                      928,000
   WITH:
                    7.   SOLE DISPOSITIVE POWER

                              1,015,600

                    8.   SHARED DISPOSITIVE POWER

                              928,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,943,600

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions):  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  3.8%

12.  TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

     (a)  Name of Issuer:  O'Reilly Automotive, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          233 South Patterson, Springfield, MO  65802

Item 2

     (a)  Name of Person Filing:  The Northwestern Mutual
          Life Insurance Company

     (b)  Address of Principal Business Office:  720 East
          Wisconsin Avenue, Milwaukee, Wisconsin 53202

     (c)  Citizenship or Place of Organization:  Wisconsin

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  686091 10 9

Item 3    If this statement is filed pursuant to Sections
          240.13d-1(b), or 240.13d-2(b) or (c), check
          whether the person filing is a:

     (a) / / Broker or Dealer registered under Section 15 of the Act

     (b)  / / Bank as defined in section 3(a)(6) of the Act

     (c)  /X/ Insurance company as defined in section
          3(a)(19) of the Act

     (d)  / / Investment company registered under section 8
          of the Investment Company Act of 1940

     (e)  / / An investment adviser in accordance with
          section 240.13d-1(b)(1)(ii)(E)

     (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

     (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

     (h)  / / A savings association as defined in
          Section 3(b) of the Federal Deposit Insurance Act

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

     (j)  / / Group, in accordance with section
          240.13d-1(b)(1)(ii)(J)

Item 4    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned: 1,943,600 shares. Of such amount, (i) 614,400 shares are owned by the Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment company; (ii) 271,000 shares are held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account; and (iii) 9,200 shares are owned by the Asset Allocation Fund and 33,400 shares are owned by the Aggressive Growth Stock Fund of Mason Street Funds, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company. Northwestern Mutual Investment Services, LLC, a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment advisor, serves as an investment advisor to the Growth Stock Portfolio, Asset Allocation Fund, and Aggressive Growth Stock Fund.

     (b)  Percent of Class:  3.8%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:
                 1,015,600

          (ii)   Shared power to vote or to direct the
                 vote:  928,000

          (iii)  Sole power to dispose or to direct the
                 disposition of:  1,015,600

          (iv)   Shared power to dispose or to direct the
                 disposition of:  928,000

Item 5    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:  N/A

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company or
          Control Person:  N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9    Notice of Dissolution of Group:  N/A

Item 10   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2000

                              THE NORTHWESTERN MUTUAL LIFE
                              INSURANCE COMPANY


                              By:  /s/  John M. Bremer
                                   John M. Bremer
                                   Executive Vice President,
                                   General Counsel and
                                   Secretary


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